EXHIBIT 99.1

Golar LNG unwinds part of Total Return Swap

HAMILTON, Bermuda, Jan. 6, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") today announced that it has settled and reduced its exposure under its Total Return Swap ("TRS") agreement from 3.5 million shares to 3 million shares through a direct acquisition of 500,000 shares. The Company now owns these 500,000 shares outright as treasury shares and continues to hold TRS contracts for a further 3.0 million shares. Excluding treasury shares, the number of outstanding shares in Golar after this transaction has been reduced to 93,046,663.

The Company has been reserving cash as collateral against its TRS agreements and the cash cost of unwinding the forward contract in respect of these 500,000 shares was substantially funded by a corresponding release from the cash collateral.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Golar LNG Limited
Hamilton, Bermuda
6 January, 2016